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Tel	212.880.6000
Fax	212.682.0200

www.torys.com

December 22, 2009

Chambre Malone, Esq.
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Hydrogenics Corporation - Corporation Hydrogénique Amendment No. 1 to Registration Statement on Form F-3 Filed December 8, 2009 File No. 333-162998

Dear Ms. Malone:

On behalf of our client, Hydrogenics Corporation (the “Company”), we respond to the Staff’s comment letter, dated December 17, 2009, relating to the Company’s Amendment No. 1 to Registration Statement on Form F-3.

To facilitate the Staff’s review, we have reproduced below the comments contained in the Staff’s comment letter in italics, and include under each comment the Company’s response.

Prospectus Cover

1.                                       We note your removal of the selling shareholders from the registration statement. Please revise to remove the “New Issue and/or Secondary Offering” heading, as this heading suggests that the registration statement could cover a secondary offering.

Response

The prospectus cover has been revised to remove the “New Issue and/or Secondary Offering” heading.

Exhibit Index

2.                                       We note that you have not yet filed several exhibits. Please allow sufficient time for us to review the required exhibits, including the legal opinion, before requesting acceleration of your registration statement.

Response

The form of indenture with respect to the debt securities to be registered and the legal opinion have been filed concurrently with amendment no. 2 to the registration statement, and have been reflected in the exhibit lists appearing therein.

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If you have any questions or comments regarding this submission, please feel free to contact me by telephone at (212) 880-6010, by fax at (212) 682-0200 or by e-mail at abeck@torys.com.

Very truly yours,

/s/ Andrew J. Beck

Andrew J. Beck

cc:                         Dietrich King
Pamela Long
(U.S. Securities and Exchange Commission)

Lawrence Davis
(Hydrogenics Corporation)

John Emanoilidis
Danial Lam
(Torys LLP)